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                                                                     EXHIBIT (d)



FOR IMMEDIATE RELEASE:
Friday, August 11, 1995

CONTACT:                                               CONTACT:
Greenfield Industries, Inc.                            Rule Industries, Inc.
Dianne Steele                                          John Geishecker, Jr.
Manager - Investor & Public Relations                  Vice President
(706) 650-4134                                         (617) 272-7400


GREENFIELD INDUSTRIES, INC. AND RULE INDUSTRIES, INC. REACH
MERGER AGREEMENT AS NEXT STEP IN ACQUISITION PROCESS

AUGUSTA, GEORGIA, August 11, 1995 - Greenfield Industries, Inc. (NASDAQ--GFII) and Rule Industries, Inc. (NASDAQ--RULE) announced today that they have reached a definitive merger agreement providing for the acquisition of Rule Industries, Inc. by Greenfield. This agreement follows the previously announced signing of a letter of intent on July 20, 1995.


Under the terms of the merger agreement Greenfield will pay $15.30 per share for the outstanding shares of common stock of Rule and assume debt of approximately $39 million. As was previously stated, Rule has granted Greenfield an option to purchase 630,000 shares of Rule common stock at an exercise price of $8.00 per share. Rule has 2,640,532 common shares outstanding, excluding shares issuable upon the exercise of Greenfield's option and 491,500 options and warrants which may become exercisable with the completion of this transaction.


Completion of the transaction is subject to certain conditions, including approval by Rule's shareholders and termination of applicable waiting periods under the antitrust laws. In addition to each company's right to terminate under customary circumstances, Greenfield has the option to terminate the agreement prior to September 8, 1995 under certain limited circumstances.


Rule Industries is a leading manufacturer of consumer and industrial cutting tools including various types of consumer saws and other hardware items. Additionally, Rule is an international leader in a variety of marine products such as pumps, anchors, compasses, and paint and chemical products for pleasure boats. For the nine month period ended May 31, 1995, Rule reported total revenues of $52.8 million, of which consumer and industrial hardware products represented $35.4 million.


"We are extremely pleased at the progress we have made since our July 20 announcement and we're enthusiastic about the opportunities this merger will provide to expand our presence in the global cutting tools industry, particularly in the consumer markets where Rule's products are highly regarded," says Paul W. Jones, president and chief executive officer of Greenfield. Greenfield Industries is a leading world-wide manufacturer of expendable cutting tools and related products used in a variety of industrial, electronics, oilfield equipment, mining and wear parts and consumer markets.


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